Exhibit 99.1

Clearmind Medicine Responds to the U.S. Administration’s RFI for Addiction Treatment Innovations as Part of the Great American Recovery Initiative

Vancouver, Canada, July 9, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), a clinical-stage a biotech company developing novel, non-hallucinogenic, next-generation, neuroplastogen-derived therapeutics to solve major under-treated mental health problems, with a focus on Alcohol Use Disorder and other addiction related diagnoses, today announced that it has submitted a formal response to the U.S. Department of Health and Human Services (HHS) Request for Information (RFI) about MEAI’s potential as an innovative, empirically-evidenced intervention for the treatment of addiction.

Clearmind proposes an innovative model to enable inexpensive, scalable, and clinically effective treatment for Americans living with alcohol use disorder (AUD). The Clearmind approach places a focus on FDA-regulated research and development of an emerging class of pharmaceutical agents, non-hallucinogenic neuroplastogens, which promote the neuroplasticity provided by classic psychedelics but without hallucinogenic and the need for hours of costly supervised dosing.

In its submission, Clearmind highlights its proprietary MEAI-based candidate CMND-100, an innovative non-hallucinogenic neuroplastogen for AUD and binge behaviors. The document emphasizes that AUD affects approximately 10% of the U.S. population, with only 1 in 10 Americans receiving treatment, and positions MEAI as a potentially leading intervention that may meet many objectives of the U.S. Administration, including through MEAI’s scalable, at-home solution with low abuse potential that is designed to engage neural pathways, such as 5-HT1A, to support moderation and long-term recovery

“Clearmind’s submission to the HHS RFI underscores our commitment to supporting the Great American Recovery Initiative with science-driven, non-opioid solutions for addiction,” said Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine. “We believe that CMND-100 represents a promising new approach that could help millions struggling with alcohol use disorder and binge behaviors. We are proud to contribute our clinical insights and data to this important national effort aimed at enhancing prevention, treatment, and long-term recovery. We are grateful that President Trump and Secretary Kennedy are looking to transform addiction treatment through the expansion of new therapeutic approaches, and our research at Yale and Johns Hopkins indicates that MEAI is well-positioned to lead in these efforts.”

This RFI is part of the Administration’s Great American Recovery Initiative. It invites researchers, companies, healthcare providers and the public to submit comments, successful programs, and novel policy ideas aimed at improving prevention, treatment, and recovery from addiction and co-occurring mental health conditions, using existing federal resources.

The HHS RFI, issued following President Trump’s Executive Orders on addiction and recovery, seeks public input on successful research, programs, and policies, as well as novel ideas to close gaps using existing funding.

With its focus on neuroplastogens, Clearmind is working to offer safe, reproducible delivery across community-based, rural, and underserved settings where until now access to addiction treatment remains constrained, as well as in under-served urban health care systems.

Clearmind’s response emphasizes the potential of neuroplastogen-based therapies like CMND-100 to integrate into broader recovery strategies, offering a differentiated profile with reduced abuse liability and a focus on moderation and resilience rather than traditional harm reduction models.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses MEAI’s potential as an innovative, empirically-evidenced intervention for the treatment of addiction, MEAI’s position as a potentially leading intervention that may meet many objectives of U.S. administration, its commitment to supporting the Great American Recovery Initiative with science-driven, non-opioid solutions for addiction, its belief that CMND-100 represents a promising new approach that could help millions struggling with alcohol use disorder and binge behaviors, transforming addiction treatment through the expansion of new therapeutic approaches, how Clearmind is working to offer safe, reproducible delivery across community-based, rural, and underserved settings and the potential of neuroplastogen-based therapies like CMND-100 to integrate into broader recovery strategies.. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites